04002777

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 W. Cypress Creek Road, Suite #204
(No. and Street)

Ft. Lauderdale, (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Guy Amico (954)334-3450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis S. Benimoff
(Name – *if individual, state last, first, middle name*)

351 South Cypress Road, Suite #210, Pompano Beach, FL 33060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guy Amico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DANNA DONOVAN
MY COMMISSION # DD 009946
EXPIRES: March 14, 2004
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors Report On Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 W. CYPRESS ROAD, SUITE 210
POMPANO BEACH , FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newbridge Securities Corporation
Ft. Lauderdale, Florida

I have audited the accompanying statement of financial condition of Newbridge Securities Corporation (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbridge Securities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 20, 2004

NEWBRIDGE SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2003

ASSETS		
CURRENT ASSETS:		
Cash	$	155,370
Deposit from clearing broker		101,259
Receivable from clearing broker		2,011,876
Securities at market value		876,442
Loans receivable, less allowance for doubtful loans of $15,721		230,729
Broker and manager advances		6,024
Accrued interest		7,440
Miscellaneous receivables		14,528
Prepaid expenses		87,085
Total current assets		3,490,753
PROPERTY AND EQUIPMENT		-
OTHER ASSETS		-
TOTAL ASSETS	$	3,490,753
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Securities sold short at market value	$	101,620
Payable to clearing broker		210,825
Clearing deposit payable		5,000
Accounts payable, accrued expenses, and other liabilities		384,661
Commissions payable		1,277,504
Total current liabilities		1,979,610
STOCKHOLDERS' EQUITY:		
Common stock - no par value, 5,000 shares authorized, issued and outstanding		2,981,977
Accumulated deficit		(1,470,834)
Total stockholders' equity		1,511,143
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,490,753

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 13,427,699
Private placement income	121,490
Investment Banking Income	258,675
Trading income	6,474,517
Interest	368,489
Other revenue	1,067,448
	21,718,318
EXPENSES:	
Employee compensation and benefits	16,908,267
Clearing charges	483,270
Management fees	1,760,000
Communications	616,396
Regulatory fees and expenses	87,249
Interest Expense	4,725
Other operating expenses	1,321,431
	21,181,338
NET INCOME	$ 536,980

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK			
	SHARES	AMOUNT		ACCUMULATED DEFICIT
Balance-January 1, 2003	5,000	$ 3,581,977	$	(2,007,814)
Additional Capitalization		-		
Return of Capital		(600,000)		
Net Income (Loss) January 1, 2003 to December 31, 2003				536,980
Balance-December 31, 2003	5,000	$ 2,981,977	$	(1,470,834)

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 536,980
Adjustments to reconcile net income to net cash provided (used) by operations:	
Decrease in deposit with clearing broker	99,463
Increase in receivable from broker	(1,490,028)
Increase in securities at market value	(576,955)
Decrease in deposits	5,000
Increase in loans receivable	(161,700)
Increase in allowance for doubtful loans	15,721
Decrease in broker & manager advances	23,272
Increase in accrued interest	(7,440)
Decrease in miscellaneous receivables	372,040
Increase in prepaid expenses	(39,648)
Increase in securities sold short	81,955
Increase in payable to clearing broker	97,188
Increase in clearing deposit payable	5,000
Increase in accounts payable, accrued expenses and other liabilities	172,080
Increase in commissions payable	747,466
Decrease in due to affiliate	(75,000)
Net cash used in operating activities	(194,606)
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Return of Capital	(600,000)
Net cash flows from financing activities	(600,000)
Net decrease in cash	(794,606)
CASH AT JANUARY 1, 2003	949,976
CASH AT DECEMBER 31, 2003	$ 155,370

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:	
Interest	$ 4,725

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

There are no changes in liabilities subordinated to claims of general creditors since there was no subordinated debt at any time during the period.

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – BUSINESS AND ORGANIZATION

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly owned subsidiary of Newbridge Financial, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of the Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME

Securities transactions are recorded for financial statement purposes on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the asset and liabilities are recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2003, the ratio of aggregate indebtedness to net capital was 1.95:1 and net capital was $ 965,407, which exceeded the minimum net capital requirement by $ 535,907.

NOTE 4 - DEPOSIT WITH THE CLEARING BROKER

The Company has a deposit, which is interest earning, retained by its clearing broker-dealer as part of the clearing arrangement and to offset any unsecured customer debits.

NOTE 5- RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (sole shareholder of the Company), the Company pays a management fee to the parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. For the year ended December 31, 2003, the total management fee paid to the affiliate was $1,760,000. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2003. Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. These officers also owned corporations which received consulting and professional development fees totaling approximately $40,000 from the Company during 2003.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7- INCOME TAXES

A deferred tax asset in the amount of $ 717,000 has been recorded to recognize the benefits of tax loss carryforwards at December 31, 2003. The deferred tax asset is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Federal and Florida State net operating loss carryforwards will expire in the years 2019 through 2022.

The tax provisions (benefits) differ from amounts that would be calculated by applying federal statutory rates to income (loss) before income taxes because the Company is subject to state income taxes.

SUPPLEMENTARY INFORMATION

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 S. CYPRESS ROAD, SUITE 210
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Newbridge Securities Corporation
Fort Lauderdale, Florida

I have audited the accompanying financial statements of Newbridge Securities Corporation as of and for the year ended December 31, 2003, and have issued my report thereon dated February 20, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11, 12, 13, 14, and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 20, 2004

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 1,511,143
Deductions and/or charges:		
Nonallowable assets:		
Loans receivable, less allowance for doubtful loans of $15,721	$ 230,729	
Broker and manager advances	6,024	
Accrued Interest	7,440	
Miscellaneous receivables	14,528	
Prepaid expenses	87,085	345,806
Net capital before haircuts on securities positions		1,165,337
Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f))		
Trading and investments securities – stocks, warrants, and bonds	199,930	
Undue concentrations	-	199,930
NET CAPITAL		$ 965,407

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$ 429,500
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 125,199
b. Minimum dollar amount of net capital required	$ 429,500
Excess net capital	$ 535,907

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Payable to clearing broker	$ 210,825
Clearing deposit payable	5,000
Accounts payable, accrued expenses and other liabilities	384,661
Commissions payable	1,277,504
Total aggregate indebtedness	$ 1,877,990
Ratio of aggregate indebtedness to net capital	1.95

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2003

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X – 17A5 (Allowable and Nonallowable Assets), as filed for the period ended December 31, 2003 are as follows:

	Unaudited	Adjustment	Audited
Allowable Assets	$ 3,144,947	$ -	$ 3,144,947
Nonallowable assets	345,806	-	345,806
Total Assets	$ 3,490,753	$ -	$ 3,490,753

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2003

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X-17A-5 (Aggregate indebtedness, other liabilities and stockholders' equity) as filed for the period ended December 31, 2003 are as follows:

	Unaudited	Adjustments	Audited
Aggregate indebtedness	$ 1,877,990	$ -	$ 1,877,990
Other Liabilities	101,620	-	101,620
Stockholders Equity	1,511,143	-	1,511,143
Total	$ 3,490,753	$ -	$ 3,490,753

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 SOUTH CYPRESS ROAD, SUITE 210
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Newbridge Securities Corporation
Fort Lauderdale, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Newbridge Securities Corporation(the Company) for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Board of Directors
(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 20, 2004